Mail Stop 3561


      November 29, 2005



Johanna G. O`Loughlin, Esq.
Senior Vice President, General Counsel and
  Corporate Secretary
Equitable Resources, Inc.
225 North Shore Drive
Pittsburgh, PA  15212

      Re:	Equitable Resources, Inc.
		Registration Statement on Form S-4
      Filed October 28, 2005
		File No. 333-129286
		Form 10-K for Fiscal Year Ended
      December 31, 2004
      Filed February 25, 2005
		File No. 1-3551


Dear Ms. O`Loughlin:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9A.  Controls and Procedures, page 101
1. Please confirm to us that David L. Porges, your principal financial officer, evaluated your disclosure controls and procedures as of the period covered by this report. We note that your principal financial officer filed the certification required by Item 601(b)(31)
of Regulation S-K.

Exhibits
2. In your certifications for the Form 10-K, you identified one signatory to the certification required by Item 601(b)(32) of Regulation S-K as your principal financial officer and another signatory as your chief financial officer, while only your principal financial officer signed the certification required by Item 601(b)(31) of Regulation S-K. In future filings, the person or persons who sign the Item 601(b)(31) certifications should be the same person or persons who sign the Item 601(b)(32) certifications.
Please note that the person who signs the Item 601(b)(32) certification should be the principal financial officer. See Item 601(b)(32)(i) of Regulation S-K and Rule 13a-14(b) under the Securities Exchange Act of 1934.
3. As discussed above, your principal financial officer and your chief financial officer signed the certification required by Item 601(b)(32) of Regulation S-K. In future filings, to the extent you have two different persons serving as the principal financial officer and the chief financial officer, please clarify in the body of the Form 10-K the roles of each, and explain why the person who holds the title of chief financial officer is not performing the duties of the principal financial officer. We refer you to FAQ 14 of the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 - Frequently Asked Questions dated November 8, 2002 (revised November 14, 2002) by analogy.

* * * * *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kurt Murao at (202) 551-3338, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any
questions.

      					Sincerely,



      					Assistant Director
      H. Christopher Owings

cc:	James J. Barnes, Esq.
	Robert C. Gallo II, Esq.
	Reed Smith LLP
	Fax:  (412) 288-3063
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Johanna G. O'Loughlin, Esq.
Equitable Resources, Inc.
November 29, 2005
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